Petroleum, Natural Gas, And General Rights Conveyance
Crossfield Area, Alberta

THIS AGREEMENT made this 5th day of May, 2003.

BETWEEN:

Capital Reserve Canada Limited., a body corporate, having an office in the City of Calgary, in the Province of Alberta (hereinafter referred to individually as the "Vendor")

- and -

Hornet Energy Ltd., a body corporate, having an office in the City of Calgary, in the Province of Alberta (hereinafter referred to as the "Purchaser")

WHEREAS the Vendor has agreed to sell the Assets to the Purchaser and the Purchaser has agreed to purchase the Assets from the Vendor on the terms and conditions set forth herein;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT, in consideration of the premises and mutual covenants and agreements hereinafter set forth and contained, the parties hereto mutually covenant and agree as follows:

1.00 INTERPRETATION

1.01 Definitions

In this Agreement, including the recitals and the Schedules attached hereto, the following terms shall have the following meanings:

A. "Agreement" means this document, together with the Schedules attached hereto and made a part hereof.

B. "Ancillary Agreements" means all contracts, agreements, and documents, to the extent that they relate directly to the Petroleum and Natural Gas Rights, or the Tangibles, including agreements for the sale, processing, or transportation of Petroleum Substances, well and pipeline licences, pressure vessel permits, clean air licences, water licences, and other permits and authorizations, and all other agreements required for and incidental to the operation of the Assets including, but not limited to, electric service agreements, telephone service agreements, equipment leases, office or building leases, propane rental agreements, radio licences, and utility accounts.

C. "Assets" means the Petroleum and Natural Gas Rights, the Tangibles, and the Miscellaneous Interests.

D. "Closing" means the transfer by the Vendor to the Purchaser of the Assets, the payment by the Purchaser to the Vendor of the Purchase Price, and the completion of all matters incidental thereto.

E. "Closing Date" means the 15th day of May, 2003 or any other place, time or date mutually agreeable to the Purchaser and the Vendor.

F. "Conveyance Documents" means all conveyances, specific assignments, registrable transfers, novation agreements, trust agreements, and other instruments prepared by the Vendor as may be reasonably required to assign, convey, and transfer the Vendor's interest in the Assets to the Purchaser and to novate the Purchaser in the place and stead of the Vendor with respect to the agreements which affect the Assets.

G. "Effective Date" means 8:00 a.m., on April 1, 2003.

H. "Lands" means the lands set forth and described in Schedule "A", insofar as rights pertaining to the Petroleum Substances underlying those lands together with the rights to explore for and recover them to the extent they are granted by the Leases.

I. "Leases" means the leases, licences, permits, and other documents of title set forth and described in Schedule "A", by virtue of which the holder thereof is entitled to drill for, win, take, own, or remove the Petroleum Substances within, upon, or under the Lands or by virtue of which the holder thereof is deemed to be entitled to a share of Petroleum Substances removed from the Lands or any lands with which the Lands are pooled or unitized and includes, if applicable, all renewals and extensions of such documents and all documents issued in substitution therefor.

J. "Maintenance Period" means the period of time set forth in Clause 6.04.

K. "Miscellaneous Interests" means the entire interest of the Vendor in and to all property, assets, and rights on or with respect to the Lands, other than the Petroleum and Natural Gas Rights and the Tangibles, to the extent such property, assets, and rights pertain to the Petroleum and Natural Gas Rights, or the Tangibles, or any rights relating thereto, including, without limitation, the entire interest of the Vendor in:

(a) all contracts, agreements, and documents, to the extent that they relate directly to the Petroleum and Natural Gas Rights or the Tangibles, including agreements for the sale, processing, or transportation of Petroleum Substances;

(b) all subsisting rights to enter upon, use, and occupy the surface of any of the Lands, or any lands upon which any Tangibles are located or of any lands to be crossed in order to gain access to any of the Lands or the Tangibles;

(c) the Wells; and

(d) original copies of engineering records, files, reports, and data that, in the Vendor's reasonable judgement, relate directly to the Petroleum and Natural Gas Rights, the Wells, or the Tangibles.

Unless otherwise agreed in writing by the Parties, however, the Miscellaneous Interests shall not include agreements, documents, or data to the extent that:

(i) they pertain to the Vendor's tax and financial records;

(ii) they pertain to the Vendor's economic evaluations or technical interpretations;

(iii) they pertain to the Vendor's seismic data, either proprietary or trade, if any;

(iv) they pertain to the Vendor's proprietary technology, if any;

(v) they pertain to the Vendor's archive samples, including core samples, liquid samples, and cuttings, if any;

(vi) they are owned or licensed by third parties with restrictions on their deliverability or disclosure by the Vendor to any assignee which is not an affiliate of the Vendor; or

(vii) they are referred to specifically as exclusions in Schedule "A".

L. "Party" means a person, firm, partnership, corporation or legal entity which is bound by this Agreement.

M. "Permitted Encumbrances" means:

(a) any encumbrances, overriding royalties, net profit interest, and other burdens identified in Schedule "A";

(b) any preferential rights of purchase or any similar restriction applicable to any of the Assets, as identified in Schedule "A";

(c) the terms and conditions of the Leases, including, without limitation, the requirement to pay any rentals or royalties to the grantor thereof to maintain the Leases in good standing and any gross royalty trusts applicable to the grantor's interest in any of the Leases;

(d) the right reserved to or vested in any grantor, government, or other public authority by the term of any Lease or by the Regulations to terminate any Lease;

(e) easements, rights of way, servitudes, or other similar rights in land, including, without limitation, rights of way and servitudes for highways, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone or cable television conduits, poles, wires, or cables;

(f) the right to levy taxes on Petroleum Substances or the income or revenue therefrom and governmental requirements pertaining to production rates from the Wells or operations being conducted on the Lands or otherwise affecting the value of any of the Assets;

(g) agreements for the sale of Petroleum Substances, which are either terminable on not greater than thirty (30) days' notice (without an early termination penalty or other cost) or are identified in Schedule "A";

(h) the Regulations and any rights reserved to or vested in any municipality or governmental, statutory, or public authority to control or regulate any of the Assets in any manner;

(i) undetermined or inchoate liens incurred or created as security in favour of any person with respect to the development or operation of any of the Assets, as regards the Vendor's share of the costs and expenses thereof;

(j) the reservations, limitations, provisos, and conditions in any grants or transfers from the Crown of any of the Lands or interests therein, and statutory exceptions to title;

(k) agreements and plans relating to pooling or unitization, provided that any unit agreement applicable to the Lands shall be identified in Schedule "A";

(l) the agreements identified in Schedule "A" respecting the processing, treating, or transmission of Petroleum Substances or the operation of the Wells by contract field operators;

(m) provisions for penalties and forfeitures under agreements as a consequence of non-participation in operations, provided that any such penalties or forfeitures which apply to the Assets as a result of the Vendor's failure to participate in a particular operation prior to the Effective Date shall be identified in Schedule "A"; and

(n) liens imposed by statute securing the payment of taxes or assessments that are not due, or the validity of which is being diligently contested by and on behalf of the Vendor;

(o) mechanics', builders', or materialman's liens in respect of services rendered or goods supplied, but only insofar as such liens relate to goods or services for which payment is not due or the validity of which is being diligently contested by and on behalf of the Vendor; and

(p) liens granted in the ordinary course of business to a public utility, municipality, or governmental authority with respect to operations pertaining to any of the Assets.

N. "Petroleum and Natural Gas Rights" means the entire interest of the Vendor in and to the Lands and, insofar as they pertain to the Lands, the Leases.

O. "Petroleum Substances" means petroleum, natural gas, sulphur, and every other mineral or substance, or any of them, the right to explore for which, or an interest in which, is granted pursuant to the Leases, insofar only as they pertain to the Lands.

P. "Purchase Price" means the amount payable by the Purchaser to the Vendor specified and set forth in clause 2.01, as modified by the adjustments and reductions provided for herein.

Q. "Regulations" means all statutes, laws, rules, orders, and regulations in effect from time to time and made by governments or governmental boards or agencies having jurisdiction over the Assets.

R. "Tangibles" means the entire interest of the Vendor in and to all tangible depreciable property, real property, and assets that are:

(a) located in or on the Lands, and used, or intended for use, in connection with production, processing, gathering, storage, treatment, compression, injection, or transportation operations respecting the Petroleum and Natural Gas Rights, Leases, or Lands, including, without limitation, the well equipment, if any, relating to the Wells, and all those facilities (including field facilities) relating to the Assets, including without limitation, those Tangibles listed in Schedule "A"; but excluding surplus items such as tubing and casing stored as inventory on the Lands and not being charged to the joint interest account with respect to those Lands affected, which shall be removed by the Vendor within three (3) months of the Closing Date, weather permitting, which if not removed aforesaid shall become the property of the Purchaser; and

(b) any additional items, whether located on or off the Lands, that are indicated in Schedule "A" to be specifically included as Tangibles.

S. "Wells" means all the producing, shut-in, injection, disposal, and abandoned wells which are on the Lands, may be used to produce Petroleum Substances from the Lands, or otherwise serve the Lands, if any, including without limitation those identified in Schedule "A", and including the wellbores and casing and production tubing therein.

1.02 Schedules

Schedule "A", which includes: (i) the Lands; (ii) the Leases; (iii) any agreement, documents, or data which specifically are to be excluded from the Miscellaneous Interests; (iv) any encumbrances, preferential rights to purchase, production sales agreements, other agreements, or penalties required to be included in Schedule "A" pursuant to Subclause 1.01(M); (v) the Wells; (vi) any Tangibles described in Subclause 1.01(R); and (vii) any lawsuits or claims, default notices, encumbrances, penalties, or environmental concerns required to be included in Schedule "A" pursuant to Clause 4.01, are attached to and are made part of this Agreement;

1.03 References

The references "hereunder", "herein", and "hereof" refer to the provisions of this Agreement, and references to Articles, Clauses, Subclauses, Paragraphs, or Subparagraphs herein refer to Articles, Clauses, Subclauses, Paragraphs, or Subparagraphs of this Agreement. Any reference to time shall refer to Mountain Standard Time or Mountain Daylight Savings Time during the respective intervals in which each is in force.

1.04 Headings

The headings in this Agreement are inserted for convenience of reference only and shall not be used in any way in construing or interpreting any provision hereof.

1.05 Singular / Plural

Whenever the singular, masculine, or neuter is used in this Agreement it shall be interpreted as meaning the plural, feminine, body politic, or corporate, and vice versa, as the context requires.

1.06 Conflicts

If there is any conflict or inconsistency between a provision of the body of this Agreement and that of a Schedule or any document prepared to convey the Assets to the Purchaser, the provision of the body of this Agreement shall prevail. If any term or condition of this Agreement conflicts with a term or condition of a Lease or the Regulations, the term or condition of such Lease or the Regulations shall prevail, and this Agreement shall be deemed to be amended to the extent required to eliminate any such conflict.

1.07 Use Of Canadian Funds

All references to "dollars" or "$" herein shall mean the lawful currency of the Dominion of Canada.

1.08 Derivatives

Where a term is defined herein, a capitalized derivative of such term shall have a corresponding meaning unless the context otherwise requires.

1.09 Statutes

Any reference herein to a statute shall include and shall be deemed to be a reference to such statute and to the regulations made pursuant thereto, and all amendments made thereto and in force from time to time, and to any statute or regulation that may be passed which has the effect of supplementing or superseding the statute so referred to or the regulations made pursuant thereto.

1.10 Invalidity

If any of the provisions of this Agreement should be determined to be invalid, illegal, or unenforceable in any respect, the validity, legality, or enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

1.11 Knowledge

When used in this Agreement "knowledge", or any derivation thereof, means the actual knowledge of the officers of the Vendor.

1.12 Language

The parties hereby confirm their express wish that this Agreement and all documents related thereto be drawn in English. Les parties reconnaissent leur volonte expresse que la presente convention que tous les documents qui s'y attachent soient rediges en langue anglaise.

2.00 SALE AND CONVEYANCE

2.01 Subject to the adjustments provided for in Article 3.00, the Vendor hereby sells, assigns, transfers, conveys and sets over unto the Purchaser, and the Purchaser hereby purchases and accepts from the Vendor, as of the Effective Date, all of the Vendor's right, title and interest in and to the Assets in consideration of payment, in the form of cash, a corporate cheque, or bank draft, by the Purchaser to the Vendor, the receipt and sufficiency of which is hereby acknowledged by the Parties, of one hundred and fifty thousand dollars ($150,000.00) and the seven percent (7%) goods and services tax applicable to the sale of the Tangibles (Vendor's GST Registration Number - 882 366 727 RT 0001) pursuant to the Excise Tax Act (Canada), being two thousand and ninety-nine dollars and ninety-three cents ($2,099.93).

2.02 The consideration paid for the Assets pursuant to clause 2.01 shall be allocated among the Assets as follows:

(a)	To Petroleum and Natural Gas Rights	$120,000.00
(b)	To Tangibles	$29,999.00
(c)	To Miscellaneous Interests	$1.00
	Purchase Price	$150,000.00
	Plus 7% goods and services tax	$2,099.93
	TOTAL AMOUNT PAYABLE	$152,099.93

2.03 The Parties hereby acknowledge the delivery by the Vendor of the following to the Purchaser:

(a) The Conveyance Documents, unless and to the extent that the Purchaser allows the Vendor to deliver such documents to the Purchaser at a later date;

(b) original copies of all waivers of rights of first refusal and request for consent to dispositions, if any, obtained by the Vendor with respect to the sale of the Assets to the Purchaser;

(c) the Vendor's original copies of its records, files, reports, and data pertaining to the Assets, except where the Vendor retains an interest in the Assets in which case photocopies will be provided, insofar as such delivery is permitted and required hereunder, unless and to the extent that the Purchaser agrees to allow the Vendor to deliver such records, files, reports, and data at a later date; and

(d) such other documents as may be specifically required hereunder or as may be reasonably requested by the Purchaser upon reasonable notice to the Vendor.

3.00 ADJUSTMENTS

3.01 The Parties shall adjust and apportion costs, obligations, expenses, revenues, income and benefits of every kind and nature incurred, payable, paid, receivable or received with respect to the Assets, as of the Effective Date, in accordance with generally accepted accounting principles. A final adjustment and accounting of all charges and credits to be adjusted shall be carried out within three (3) months of the Closing Date and any such adjustments shall be settled by payment within 30 days thereafter. The adjustments shall constitute an increase or decrease, as the case may be, to the Purchase Price and to the amount allocated to the Petroleum and Natural Gas Rights.

3.02 Notwithstanding the provisions of clause 3.01, all rentals and all similar payments required to preserve any of the Leases and all taxes, other than income taxes and taxes based on the volume of the production of Petroleum Substances, levied with respect to the Assets, shall be apportioned between the Vendor and the Purchaser on a per diem basis as of the Effective Date, unless and to the extent that such apportionment is waived by the Vendor.

3.03 Notwithstanding clauses 3.01, 4.01, 4.03 and 5.01, any adjustments established by an audit conducted pursuant to the Regulations or the provisions of the Leases with respect to the payment of royalties shall be made at the time such adjustment is established, with payment being made by the Party required to make payment hereunder within fifteen (15) days of being notified of the determination of the amount owing.

3.04 Notwithstanding the foregoing provisions of this clause the Vendor shall not be required to provide a credit at Closing for any benefits accruing to the Purchaser after the Effective Date but not actually received by the Vendor at least five (5) days prior to Closing.

3.05 The Vendor shall prepare the Conveyance Documents at its cost, none of which shall confer or impose upon either the Vendor or the Purchaser any greater right or obligation than contemplated in this Agreement. The Purchaser shall bear all costs incurred in registering any of the Conveyances Documents. The Purchaser shall register or circulate, as the case may be, all Conveyances Documents, as by their nature require registration or circulation, promptly after Closing, and shall make application to all applicable governmental and regulatory authority to change the recorded name of all the Wells and facilities by removing the Vendor's name therefrom.

3.06 Notwithstanding the foregoing, anything expensed or implied in this Agreement, the Parties agree that all outstanding operating costs or invoices relating to the operations shall be the sole responsibility of the Purchaser as of the Effective Date of this Agreement.

4.00 REPRESENTATIONS AND WARRANTIES

4.01 The Purchaser acknowledges that it is purchasing the Assets on an "as is, where is" basis, without representations and warranties and without reliance on any information provided to or on behalf of the Purchaser by the Vendor or any third party, except that the Vendor makes the following representations and warranties to the Purchaser:

(a) it is a body corporate, duly organized, validly subsisting, and registered under the laws of its jurisdiction of incorporation, and is authorized to carry on business in the jurisdiction where the Lands are located;

(b) it has the requisite capacity, power, and authority to execute this Agreement and the Conveyance Documents and to perform the obligations to which it thereby becomes subject;

(c) the execution and delivery of this Agreement and the completion of the sale of the Assets in accordance with the terms of this Agreement are not and will not be in violation or breach of, or be in conflict with:

(i) any term or provision of its charter, by-laws, or other governing documents;

(ii) any agreement, instrument, permit, or authority to which it is a party or by which it is bound; or

(iii) the Regulations or any judicial order, award, judgement, or decree applicable to it or the Assets;

(d) it has taken all actions necessary to authorize the execution and delivery of this Agreement, and, as of the Closing Date, it shall have taken all actions necessary to authorize and complete the sale of the Assets in accordance with the provisions of this Agreement. It has validly executed and delivered this Agreement, and this Agreement and all other documents executed and delivered on its behalf hereunder shall constitute valid and binding obligations upon it enforceable against it in accordance with their respective terms and conditions;

(e) it is not a non-resident of Canada within the meaning of the Income Tax Act (Canada);

(f) it has not incurred any obligation or liability, contingent or otherwise, for brokers' or finders' fees with respect to the transactions herein for which the Purchaser shall have any responsibility;

(g) to its knowledge, there are no unsatisfied judgments, claims, proceedings, actions, governmental investigations, or lawsuits in existence, contemplated, or threatened against or with respect to the Assets or its interest therein, and there exists no particular circumstance which it reasonably believes will give rise to such a claim, proceeding, action, governmental investigation, or lawsuit;

(h) to its knowledge, no act or omission has occurred whereby it is, or would be, in default under the terms of the Regulations, any Lease, or any agreement pertaining to the Assets, where such a default would impact materially and adversely upon the Assets, or any of them;

(i) to its knowledge, except as has been specifically identified in Schedule "A", it has not received any notice of default under the Leases or any notice alleging its default under any agreement pertaining to any of the Assets, which default has not been rectified as of the date of this Agreement;

(j) to its knowledge, all royalties and all ad valorem, property, production, severance, and similar taxes and assessments based on, or measured by, its ownership of the Assets, the production of Petroleum Substances from the Lands, or the receipt of proceeds therefrom that are payable by it and which accrued prior to the Effective Date will have been properly and fully paid and discharged in the manner and at the time prescribed by the Leases and the Regulations;

(k) it does not warrant its title to the Assets, but does warrant that the Leases are in good standing and that it has not received any notice of default in respect thereof, and that its interest in the Assets is free and clear of any and all liens, mortgages, pledges, claims, options, preferential rights of purchase, encumbrances, overriding royalties, net profits interests, or other burdens created by, through, or under it or of which it is otherwise actually aware, other than the Permitted Encumbrances and any such rights and interests identified in Schedule "A";

(l) its interests in the Assets are not subject either to reduction, by reference to payout of a well or otherwise, or to change to an interest of any other size or nature whatsoever by virtue of any right or interest granted by, through, or under it or of which it is otherwise actually aware, except for the Permitted Encumbrances and any such rights and interests identified in Schedule "A";

(m) the Petroleum and Natural Gas Rights are not subject to any "take or pay" prepaid gas obligations, any gas balancing agreement or, except as identified in Schedule "A", any agreement for the sale of Petroleum Substances therefrom which the Purchaser is required to assume that requires either the sale of more than thirty (30) days of production (without an early termination penalty or other cost) or the delivery of Petroleum Substances to the purchaser thereof without receiving in due course (and being entitled to retain) full payment at current market price or the contract price therefor;

(n) to its knowledge, it is not aware of and has not received:

(i) any orders or directives under the Regulations which relate to environmental matters and which require any work, repairs, construction, or capital expenditures with respect to the Assets, where such orders or directives have not been complied with in all material respects; and

(ii) any demand or notice issued under the Regulations with respect to the breach of any environmental, health, or safety law applicable to the Assets, including, without limitation, any Regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants, which demand or notice remains outstanding on the Closing Date;

except as identified in Schedule "A", or as have been specifically disclosed by it, by notice to the Purchaser prior to the date of the execution of this Agreement, or of which the Purchaser has prior knowledge, and to its knowledge, it has made available to the Purchaser all information in its possession, or to which it has access, pertaining to the environmental condition of the Assets, and it has not knowingly withheld any such information from the Purchaser;

(o) to its knowledge, each well, if any, located on the Lands, whether producing, shut-in, injection, disposal, or otherwise, has been drilled and, if completed, completed and operated in accordance with good oil and gas field practices and the material requirements of the Regulations;

(p) to its knowledge, each well, if any, located on the Lands which has been abandoned has been plugged and abandoned, and the wellsite therefor properly restored, in accordance with good oil and gas field practices and the material requirements of the Regulations;

(q) to its knowledge, the Tangibles, if any, have been constructed, installed, maintained, and operated in accordance with generally accepted engineering practices, good oil and gas field practices, and the material requirements of the Regulations;

(r) to its knowledge, except as specifically identified in Schedule "A", its interest in the Tangibles, if any, is substantially equivalent to its interest in the Petroleum and Natural Gas Rights;

(s) there are no outstanding authorizations for expenditure or outstanding financial commitments respecting the Assets, pursuant to which expenditures are or may be required by the Purchaser as a result of the acquisition of the Assets or in respect of which any amount is outstanding, other than as specifically disclosed in writing by it to the Purchaser prior to the date of the execution of this Agreement or as may be authorized on behalf of the Purchaser hereunder;

(t) except as specifically identified in Schedule "A", to its knowledge:

(i) each Well, if any, located on the Lands which has been drilled for the purpose of producing Petroleum Substances therefrom has been drilled at a location for which an off-target production penalty is not applicable under the Regulations; and

(ii) the Wells, if any, located on the Lands have not been produced in excess of applicable production allowables imposed by the Regulations and there is no pending change in such production allowables, other than as may generally be applicable pursuant to a change in the Regulations;

(u) to its knowledge, none of the Lands are subject to an agreement that provides for an area of mutual interest, except as specifically identified in Schedule "A";

(v) the Assets do comprise all or substantially all of its assets;

(w) all payments due to the applicable Worker's Compensation Board in respect the Assets are current and such Board does not possess and is not entitled to a claim or lien against the Assets;

(x) to its knowledge, the Assets are not subject to any material agreement other than those which have been specifically disclosed to the Purchaser in writing or such as may be terminated upon thirty (30) days notice or less, including agreements for the transportation, processing, or disposal of Petroleum Substances; and

(y) subject at all times to its other representations and warranties made pursuant to this Clause, the Permitted Encumbrances, and the satisfaction of the obligations required to maintain the Leases in good standing by the applicable lessees, the Purchaser may, for the residue of the term of the Leases, hold and utilize the Assets for the Purchaser's own use and benefit without any interruption by it or any other person claiming by, through, or under it.

The Vendor makes no representations or warranties to the Purchaser in addition to those expressly enumerated in this clause 4.01, or elsewhere in this Agreement. Except and to the extent provided in this clause, the Vendor does not warrant title to the Assets or make representations or warranties with respect to: (i) the quantity, quality or recoverability of Petroleum Substances respecting the Lands; (ii) any estimates of the value of the Assets or the revenues applicable to future production from the Lands; (iii) any engineering, geological or other interpretations or economic evaluations respecting the Assets; (iv) the rates of production of Petroleum Substances from the Lands; (v) the quality, condition or serviceability of the Assets; or (vi) the suitability of their use for any purpose. Without restricting the generality of the foregoing, but subject always to clause 4.03, the Purchaser acknowledges that it has made its own independent investigation, analysis, evaluation and inspection of the Vendor's interests in the Assets and the state and condition thereof and that it has relied solely on such investigation, analysis, evaluation and inspection as to its assessment of the condition, quantum and value of the Assets.

4.02 the Purchaser represents and warrants to the Vendor that:

(a) it is a body corporate, duly created, validly subsisting under the laws of its jurisdiction of formation, and is authorized to carry on business in the jurisdiction where the Lands are located;

(b) it has the requisite capacity, power, and authority to execute this Agreement and the documents referred to in clause 2.03(a), and to perform the obligations to which it thereby become subject;

(c) the execution and delivery of this Agreement and the completion of the purchase of the Assets in accordance with the terms of this Agreement are not and will not be in violation, in breach of, or in conflict with:

(i) any term or provision of its declaration of partnership, by-laws, or other governing documents; or

(ii) the Regulations or any judicial order, award, judgement, or decree applicable to it;

(d) it has taken all actions necessary to authorize the execution and delivery of this Agreement, and, as of the Closing Date, it shall have taken all actions necessary to authorize and complete the purchase of the Assets in accordance with the provisions of this Agreement. This Agreement has been validly executed and delivered by it, and this Agreement and all other documents executed and delivered on its behalf hereunder shall constitute valid and binding obligations enforceable against it in accordance with their respective terms and conditions;

(e) it is not a non-resident of Canada within the meaning of the Income Tax Act (Canada);

(f) it has not incurred any obligation or liability, contingent or otherwise, for brokers' or finders' fees with respect to the transactions herein for which the Vendor shall have any responsibility;

(g) it shall comply with the Investment Canada Act (Canada) and the Competition Act (Canada) to the extent, if any, that they are applicable to the transactions herein;

(h) it has made its own independent investigation, analysis, evaluation, and inspection of the Assets and the state and condition thereof and it has relied solely on such investigation, analysis, evaluation, and inspection as to its assessment of the condition, quantum, and value of the Assets and is not relying upon any representations, warranties, or statements in any form of the Vendor except those contained in Clause 4.01 of this Agreement;

(i) it meets all the requirements of all governmental agencies to purchase, to take the transfer of, and to hold the Assets, including without limitation, it meets the requirements of all governmental agencies to have the licences for the Wells, if any, transferred to it, and its Well Screening Ratio (as set forth and described in ID 2001-08 Amended) equals or exceeds 1.0; and

(j) it is acquiring the Assets as principal.

The Purchaser makes no representations or warranties to the Vendor in addition to those expressly enumerated in this clause 4.02, or elsewhere in this Agreement.

4.03 Each Party acknowledges that the other may rely on the representations and warranties made by such Party pursuant to clause 4.01 or 4.02, as the case may be. The representations and warranties contained in clauses 4.01 and 4.02 shall be true on the Effective Date and on the Closing Date, and the representations and warranties of both the Vendor and the Purchaser shall continue to be in full force and effect and shall survive the Closing Date for a period of one (1) year, for the benefit of the Party for which such representations and warranties were made. In the absence of fraud, however, no claim or action shall be commenced with respect to a breach of any such representation or warranty, unless, within such period, written notice specifying such breach in reasonable detail has been provided to the Party which made such representation or warranty.

5.00 LIABILITY AND INDEMNIFICATION

5.01 Subject to clauses 5.03 and 5.04 and provided that the Vendor has received payment from the Purchaser pursuant to clause 2.01, the Vendor shall:

(a) be liable to the Purchaser for all losses, costs, damages, and expenses whatsoever which the Purchaser may suffer, sustain, pay, or incur; and

(b) indemnify and save the Purchaser and its directors, officers, servants, agents, and employees harmless from and against all claims, liabilities, actions, proceedings, demands, losses, costs, damages, and expenses whatsoever which may be brought against or suffered by the Purchaser, its directors, officers, servants, agents, or employees or which they may sustain, pay, or incur;

as a direct result of any matter or thing arising out of, resulting from, attributable to, or connected with the Assets and occurring or accruing prior to the Effective Date, except any losses, costs, damages, expenses, claims, liabilities, actions, proceedings, and demands to the extent that the same either are reimbursed (or reimbursable) by insurance maintained by the Purchaser or are caused by the gross negligence or willful misconduct of the Purchaser, its directors, officers, servants, agents, employees, or assigns. The indemnity granted by the Vendor herein, however, is not a title warranty and does not provide either an extension of any representation or warranty contained in clause 4.01 or an additional remedy with respect to the Vendor's breach of such a representation or warranty. Notwithstanding any provision herein, the liability of the Vendor and the indemnity hereby granted by the Vendor to the Purchaser shall only apply with respect to claims made within one (1) year following the Closing Date.

5.02 Provided that the Vendor has received payment from the Purchaser pursuant to clause 2.01, the Purchaser shall:

(a) be liable to the Vendor for all losses, costs, damages, and expenses whatsoever which the Vendor may suffer, sustain, pay, or incur; and

(b) indemnify and save the Vendor and its directors, officers, servants, agents, and employees harmless from and against all claims, liabilities, actions, proceedings, demands, losses, costs, damages, and expenses whatsoever which may be brought against or suffered by the Vendor, its directors, officers, servants, agents, or employees or which they may sustain, pay, or incur;

as a direct result of any matter or thing arising out of, resulting from, attributable to, or connected with the Assets and occurring or accruing subsequent to the Effective Date, except any losses, costs, damages, expenses, claims, liabilities, actions, proceedings, and demands to the extent that the same either are reimbursed (or reimbursable) by insurance maintained by the Vendor or are caused by the gross negligence or willful misconduct of the Vendor, its directors, officers, servants, agents, employees, or assigns. The responsibility prescribed by this clause, however, does not provide either an extension of any representation or warranty contained in clause 4.02 or an additional remedy for the Purchaser's breach of such a representation or warranty.

5.03 In no event, except that of fraud, shall the total of the liabilities and indemnities of the Vendor under this Agreement, including, without limitation, any claims relating to its representations and warranties, exceed the Purchase Price.

5.04 Notwithstanding the foregoing provisions of this Article, the Purchaser acknowledges that it is acquiring the Assets on an "as is, where is" basis, as of the Effective Date. The Purchaser acknowledges that it is familiar with the condition of the Assets, including the past and present use of the Lands and the Tangibles; the Vendor has provided the Purchaser with a reasonable opportunity to inspect the Assets at the sole cost, risk and expense of the Purchaser (insofar as the Vendor could reasonably provide such access); and the Purchaser is not relying upon any representation or warranty of the Vendor as to the condition, environmental or otherwise, of the Assets, except as is specifically made pursuant to clause 4.01. Provided that Closing has occurred, the Purchaser further agrees that, as of the Effective Date, it shall:

(a) be solely liable and responsible for any and all losses, costs, damages, and expenses which the Vendor may suffer, sustain, pay or incur; and

(b) indemnify and save the Vendor and its directors, officers, servants, agents, and employees harmless from any and all claims, liabilities, actions, proceedings, demands, losses, costs, damages, and expenses whatsoever which may be brought against or suffered by the Vendor, its directors, officers, servants, agents, or employees or which they may sustain, pay, or incur;

as a direct result of any matter or thing arising out of, resulting from, attributable to, or connected with any environmental liabilities pertaining to the Assets, or any of them, without regard to the date from which they may have accrued, including, without limitation, damage from or removal of hazardous or toxic substances, clean-up, well abandonment and reclamation. Nothing in this Clause, however, shall operate either to limit any representation or warranty made by the Vendor pursuant to clause 4.01 or to affect the Purchaser's right to make a claim against the Vendor for the breach of such a representation or warranty.

6.00 MAINTENANCE OF BUSINESS

6.01 Following Closing and to the extent, if any, that the Purchaser must be novated into operating agreements or other agreements governing any of the Assets, the Vendor shall continue to maintain the Assets in a proper and prudent manner in accordance with good oil industry practice and the Regulations until the novation has been effected, and the following provisions shall apply with respect to such Assets:

(a) the Vendor shall maintain the Assets on behalf of the Purchaser at the Purchaser's sole cost and expense, which may include a Vendor's administrative maintenance fee equivalent to that previously charged to the property. Such fee shall become effective the first (1st) month following the month of Closing and continue until such time as the Purchaser notifies the Vendor in writing that the Purchaser has become recognized and accepted by the operator of the Assets;

(b) the Vendor shall not initiate any operation with respect to the Assets, except upon the written instruction of the Purchaser or if the Vendor reasonably determines that it is required for the protection of life or property, in which case the Vendor may take such actions as it reasonably determines are required without the written instruction of the Purchaser and shall promptly notify the Purchaser of such intention or actions and the Vendor's estimate of the costs and expenses associated therewith;

(c) the Vendor shall forthwith provide to the Purchaser all authorizations for expenditure, notices, specific information, and other documents the Vendor receives with respect to the Assets, and shall respond to such authorizations for expenditure, notices, specific information, and other documents pursuant to the written instruction of the Purchaser, if received on a timely basis, provided that the Vendor may (but shall not be obligated to) refuse to follow instructions which it reasonably believes to be unlawful, unethical, or in conflict with an applicable contract; and

(d) the Vendor shall forthwith deliver to the Purchaser all revenues, proceeds, and other benefits received by the Vendor with respect to the Assets, less the share of the applicable lessor royalties, operating costs, treating, processing and transportation expenses, and those other costs and expenses directly associated with the Assets and the production of Petroleum Substances, provided that the Vendor shall not be permitted to deduct from such revenues, proceeds, and other benefits any other costs and expenses it incurs as a result of such delivery to the Purchaser.

6.02 The parties covenant and agree that insofar as the Vendor has maintained the Assets and taken actions with respect thereto from the Effective Date up to and including the Closing Date, and shall maintain the Assets and take actions with respect thereto on behalf of the Purchaser pursuant to this Article, the Vendor is hereby deemed to be the agent of the Purchaser hereunder. The Purchaser ratifies all actions taken or not taken, and to be taken or refrained from being taken by the Vendor as authorized hereunder in such capacity during such period, with the intention that all such actions shall be deemed to be those of the Purchaser.

6.03 The Purchaser hereby indemnifies the Vendor and its directors, officers, servants, agents, or employees against all liabilities, losses, costs (including reasonable legal costs on a solicitor-client basis), claims, or damages which the Vendor or its directors, officers, servants, agents, or employees may suffer or incur as a result of maintaining the Assets as the agent of the Purchaser pursuant to this Article, insofar as such liabilities, losses, costs, claims, or damages are not a direct result of the gross negligence Vendor or willful misconduct of the Vendor or its directors, officers, servants, agents, or employees. An action or omission of the Vendor or its directors, officers, servants, agents, or employees shall not be regarded as gross negligence or willful misconduct, however, to the extent it was done or omitted to be done in accordance with the instructions of or with the concurrence of the Purchaser.

6.04 Notwithstanding the other clauses of this Article, the Parties agree that from and after the Closing Date up to and including the last day of the third (3rd) month following the month of Closing, where the Vendor is the registered payor of or under the terms of any of the Leases or Ancillary Agreements the Vendor shall continue to maintain such Leases and Ancillary Agreements, and make all rentals and all similar payments required to preserve any such Leases and Ancillary Agreements which become due and owing during the Maintenance Period, and that upon the expiration of the Maintenance Period the Purchaser shall be solely responsible for the payment of all such rentals and all similar payments. All such rental and similar payments made by the Vendor shall be credited to the Vendor on the final accounting and adjustment as required pursuant to Clause 3.02.

7.00 NOTICE

7.01 Notwithstanding anything to the contrary contained herein, all notices required or permitted hereunder shall be in writing. Any notice to be given hereunder shall be deemed to be served properly if served in any of the following modes:

(a) personally, by delivering the notice to the Party on which it is to be served at that Party's address for service. Personally served notices shall be deemed to be received by the addressee when actually delivered as aforesaid, provided that such delivery shall be during normal business hours on any day other than a Saturday, Sunday or statutory holiday in Alberta. If a notice is not delivered on such a day or is delivered after the addressee's normal business hours, such notice shall be deemed to have been received by such Party at the commencement of the addressee's first business day next following the time of the delivery;

(b) by telecopier or telex (or by any other like method by which a written message may be sent) directed to the Party on which it is to be served at that Party's address for service. A notice so served shall be deemed to be received by the addressee when actually received by it, if received within normal business hours on any day other than a Saturday, Sunday or statutory holiday in Alberta or at the commencement of the next ensuing business day following transmission if such notice is not received during such normal business hours; or

(c) by mailing it first class (air mail if to or from a location outside of Canada) registered post, postage prepaid, directed to the Party on which it is to be served at that Party's address for service. Notices so served shall be deemed to be received by the addressee at noon, local time, on the earlier of the actual date of receipt or the fourth (4th) day (excluding Saturdays, Sundays and statutory holidays in Alberta) following the mailing thereof. However, if postal service is, or is reasonably anticipated to be, interrupted or operating with unusual delay, notice shall not be served by such means during such interruption or period of delay.

7.02 The address for service of notices hereunder of each of the Parties shall be as follows:

Vendor:
Capital Reserve Canada Limited
1530 - 9th Avenue SW
Calgary AB T2P 0T7
Facsimile: (403)
Attention: President

Purchaser:
Hornet Energy Ltd.
3300 425 1 Street SW
Calgary AB T2P 3L8
Facsimile: (403) 237-9410
Attention: Land Manager

7.03 A Party may change its address for service by notice to the other Party, and such changed address for service thereafter shall be effective for all purposes of this Agreement.

8.00 GENERAL

8.01 The Vendor and the Purchaser shall, forthwith upon request, do and perform all such further acts and things and execute all such further deeds, documents, and writings as may be reasonably necessary to effect more fully the conveyance of the Assets to the Purchaser in accordance with the terms of this Agreement.

8.02 This Agreement shall, subject to the rules of the conflict of laws, in all respects, be subject to, governed by, construed, and enforced in accordance with and under the laws of the Province of Alberta and the applicable laws of the Dominion of Canada, and shall in all respects, be treated as a contract made in the Province of Alberta. The Parties irrevocably attorn, submit to and accept the exclusive jurisdiction of the courts of the Province of Alberta and all courts of appeal therefrom in respect of all matters arising out of or in connection with this Agreement.

8.03 No waiver by any Party of any breach, whether actual or anticipated, of any of the terms, conditions, representations, warranties, or covenants contained herein shall take effect or be binding upon that Party unless the waiver is expressed in writing under the authority of that Party. Any waiver so given shall extend only to the particular breach so waived and shall not limit or affect any rights with respect to any other or future breach.

8.04 Time shall be of the essence in this Agreement.

8.05 The representations, warranties, liabilities, and indemnities created in this Agreement shall be deemed to apply to all assignments, conveyances, transfers, and other documents conveying any of the Assets from the Vendor to the Purchaser. There shall not be any merger of any of such representations, warranties, liabilities, or indemnities in such assignments, transfers, or other documents.

8.06 This Agreement supersedes all other agreements between the Parties with respect to the Assets and expresses the entire agreement of the Parties with respect to the transactions contained herein.

8.07 This Agreement may be amended only by written instrument executed by the Vendor and the Purchaser.

8.08 This Agreement shall enure to the benefit of and be binding upon the Parties hereto and their respective successors and permitted assigns.

IN WITNESS WHEREOF the Parties have duly executed this agreement in accordance with their respective requirements for execution effective as of the Effective Date.

Capital Reserve Canada Limited

Per: /s/ W. Scott Lawler

Per: _______________

Hornet Energy Ltd.

Per: /s/ Kim Davies

Per: ________________

Schedule "A"

Attached to and forming part of that Petroleum, Natural Gas and General Rights Conveyance dated May 5, 2003, between Capital Reserve Canada Limited and Hornet Energy Ltd.

Consists of the Following:

- Part I - Lands, Leases, and Wells

- Part II - Contracts, Units, Tangibles, Marketing, AFE's, Lawsuits, and Environmental

Abbreviations:

The following abbreviations where utilized in this Schedule "A" denote the expressions set forth opposite:

APO	After Payout
APPO	After Penalty Payout
BPO	Before Payout
BPPO	Before Penalty Payout
CSSLR	Crown Sliding Scale Lessor Royalty
CGOR	Convertible Gross Overriding Royalty
Cr.	Crown in right of the Province of Alberta
E	East
Excl.	Excluding
FH	Freehold
FHLR	Freehold Lessor Royalty
HBP	Held by production/deemed producible
IOGLR	Indian Oil and Gas Lessor Royalty
M	Meridian
Lse.	Lease
Lsd	Legal subdivision
N	North
NCGOR	Non-Convertible Gross Overriding Royalty
NE	North East
NG	Natural Gas
NPI	Net Profits Interest
NW	North West
P	Petroleum
P&NG	Petroleum and Natural Gas
PI	Pooled Interest
PT	Primary Term
Prod.	Production
Ptn.	Portion
RH	Related Hydrocarbons
RI	Royalty Interest
ROFR	Right of First Refusal / Preferential Right to Purchase
S	South
SE	South East
SS	Sliding Scale
SW	South West
UI	Unit Interest
W	West
WI	Working Interest

Schedule "A", Part I - Lands, Leases, and Wells

Parcel No.	File No.	Lessor No. / Lease Date / Status	Lands And Rights	Vendor Interest	Encumbrances	Non-Unit Wells / Units	Contracts	ROFR
1.	M02936	Crown PNG Lease No. 0495060015 dated June 8, 1995	23-28-W4M: S&NE 16 P&NG to base Turner Valley	5.00% WI (undivided)	CSSLR		C00840	Yes - 1990 CAPL 2401 "B"
2.	M03047	EnCana Lease No. AB55-22, 105	23-28-W4M: NW16 NG to base Elkton	5.00% WI (undivided)	LES GOR - 2.5% on 22.5% of production payable to Westhill Petroleum Ltd.	100/14-16-023-28-W4/02	C00840	Yes - 1990 CAPL 2401 "B"
3.	M03048	EnCana Lease No. AB55-21, 935	23-28-W4M: NW16 PET. to base Elkton	5.00% WI (undivided)	LES GOR - 2.5% on 22.5% of production payable to Westhill Petroleum Ltd.	100/14-16-023-28-W4/02 100/14-16-023-28-W4/00	C00840	Yes - 1990 CAPL 2401 "B"

4.	M02939	Crown PNG Lease No. 0495060016 dated June 16, 1995	23-28-W4M: NW20 PNG to base Turner Valley	5.00% WI (undivided)	CSSLR	100/06-20-023-28-W4/00	C00840	Yes - 1990 CAPL 2401 "B"
5.	M02938	FH PNG Lease dated April 6, 1995 Davidson et al	23-28-W4M: NE20 All PNG	5.00% WI (undivided)	LES	100/06-20-023-28-W4/00	C00840	Yes - 1990 CAPL 2401 "B"
6.	M02937	FH PNG Lease dated April 6, 1995 Davidson et al	23-28-W4M: S20 All PNG	5.00% WI (undivided)	LES	100/06-20-023-28-W4/00	C00840	Yes - 1990 CAPL 2401 "B"
7.	M03049	EnCana PNG Lease No. AB55-22,088	23-28-W4M: SW21, NE21 NG to base Elkton	5.00% WI (undivided)	LES GOR - 2.5% on 22.5% of production payable to Westhill Petroleum Ltd.	100/12-21-023-28-W4/02	C00840	Yes - 1990 CAPL 2401 "B"
8.	M03049	EnCana PNG Lease No. AB55-22, 088	23-28-W4M: SW 21, NW21 NG to base Elkton excl. NG in Belly River	5.00% WI (undivided)	LES GOR - 2.5% on 22.5% of production payable to Westhill Petroleum Ltd.	100/12-21-023-28-W4/02	C00840	Yes - 1990 CAPL 2401 "B"
9.	M03049	EnCana PNG Lease No. AB55-22, 088	23-28-W4M: SE21, NW21 NG in Belly River	5.00% WI (undivided)	LES GOR - 2.5% on 22.5% of production payable to Westhill Petroleum Ltd.	100/12-21-023-28-W4/02	C00840	Yes - 1990 CAPL 2401 "B"
10.	M03050	EnCana PNG Lease No. AB85-21, 924	23-28-W4M: SW21, NE21 PET. to base Elkton	5.00% WI (undivided)	LES GOR - 2.5% on 22.5% of production payable to Westhill Petroleum Ltd.	100/04-21-023-28-W4/00 100/10-21-023-28-W4/00 102/10-21-023-28-W4/00	C00840	Yes - 1990 CAPL 2401 "B"
11.	M03050	EnCana PNG Lease No. AB85-21, 924	23-28-W4M: SE21, NW21 PET. to base Elkton	5.00% WI (undivided)	LES GOR - 2.5% on 22.5% of production payable to Westhill Petroleum Ltd.	100/07-21-023-28-W4/00 100/12-21-023-28-W4/00	C00840	Yes - 1990 CAPL 2401 "B"

20-21

Schedule "A", Part II, Contracts, Units, Tangibles, Marketing/Processing, AFE's, Lawsuits, and Environmental

Contracts:
File No.	Contract	ROFR
C00840	Joint Operating and Gross Overriding Royalty Agreement dated December 15, 1995 between PanCanadian Petroleum Limited and Westhill Petroleum Ltd.	Yes - 1990 CAPL 2401 "B"
C00920	Participation Agreement dated March 15, 1995 between Westhill Petroleum Ltd. and Bearcat Exploration Ltd.	No

 Units:

Unit Name	Unitized Substance / Zone	Vendor Interest	Operator
The Lands are not unitized.

 Tangibles:

Facility	Location	Vendor Interest	Operator
Satellite (Gov't Code - 5307)	10-21-23-28-W4		Hornet
Battery (Gov't Code - 62730)	10-21-23-28-W4		Hornet
Battery (Gov't Code - 75794)	10-21-23-28-W4		Hornet

 Marketing/Processing:

Buyer	GPC #	Lands / Formation	Vendor Interest	Contract Term
The lands are not contracted.

 AFE's:

AFE Number and Description	Location	Vendor Interest	AFE Amount
There are no outstanding AFE's.

Lawsuits:
Action Number	Location	Plaintiff	Defendant
There are no lawsuits directly affecting the Assets.

 Environmental:

Environmental Concern	Remedial Measures and Cost	Location
There are no environmental matters of which the Purchaser is not aware.

PETROLEUM, NATURAL GAS AND GENERAL RIGHTS CONVEYANCE AGREEMENT

Between:	Capital Reserve Canada Limited and Hornet Energy Ltd.

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